Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1055)

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited has published the “Announcement of China Southern Airlines Company Limited in relation to the Approval by China Southern Air Holding Company Limited on the Issue of A Shares to Specific Entities and the Issue of H Shares to a Specific Entity” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board
China Southern Airlines Company Limited
Chen Wei Hua and Liu Wei
Joint Company Secretaries

Guangzhou, the People’s Republic of China

27 July 2023

As at the date of this announcement, the Directors include Ma Xu Lun, Han Wen Sheng and Luo Lai Jun as executive Directors; and Gu Hui Zhong, Guo Wei and Cai Hong Ping as independent non-executive Directors.

Stock Code: 600029                Stock short name: China South Air                Notice No.: Lin 2023-045

Announcement of China Southern Airlines Company Limited in relation to the Approval by China Southern Air Holding Company Limited on

the Issue of A Shares to Specific Entities and

the Issue of H Shares to a Specific Entity

The board (the “Board”) of directors (the “Directors”) of the Company and all its members confirm that the contents of this announcement do not contain any misrepresentations, misleading statements or material omissions, and accept legal responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

China Southern Airlines Company Limited (the “Company”) held the fifteenth meeting of the ninth session of the Board on 31 May 2023, which considered the relevant proposals in relation to the issue of A shares to specific entities and the issue of H shares to a specific entity by the Company. Please refer to the relevant announcements published by the Company on China Securities Journal, Shanghai Securities News and Securities Times and the website of the Shanghai Stock Exchange (www.sse.com.cn) on 1 June 2023 for details.

Recently, the Company received the “Approval on Relevant Matters for the Issue of A Shares and H Shares to Specific Entities by China Southern Airlines Company Limited” (Nan Hang Ji Tuan Fa [2023] No. 9) from China Southern Air Holding Company Limited (“CSAH”), the controlling shareholder of the Company, stating that, in accordance with the relevant provisions of the “Measures for the Supervision and Administration of State-owned Equities of Listed Companies” (Order No. 36 of the State-owned Assets Supervision and Administration Commission of the State Council, the Minister of Finance and the China Securities Regulatory Commission), CSAH agreed in principle to the Company’s issue of A shares to specific entities of not more than 5,436,269,319 shares (including 5,436,269,319 shares) with the total amount of proceeds raised of not more than RMB17,500 million (including RMB17,500 million), and the issue of H shares to a specific entity of not more than 855,028,969 shares (including 855,028,969 shares) with the total amount of proceeds raised of not more than HK$2,900 million (including HK$2,900 million).

The above issuance matter is still subject to approval at the general meeting of the Company, and will be implemented upon obtaining the approval by the Shanghai Stock Exchange and the approval by the China Securities Regulatory Commission for registration. According to the progress of this matter, the Company will strictly perform its information disclosure obligation in time in accordance with the rules and requirements of relevant laws and regulations regarding the issue of shares by listed companies to specific entities. Investors are advised to be aware of the investment risks.

The Board of Directors of

China Southern Airlines Company Limited

27 July 2023

1